

INVEST IN **GLO HEALTH FOODS**

Resetting THE BAR for healthy!

shop.coachgabbi.com   Austin, TX   X in ▶ f ◎ ♪

Highlights

(1) All-star team across every CPG industry category incl. the experts behind Magic Spoon/Stars & Honey.

(2) Created by Gabbi Tuft, Licensed Sports Nutritionist, w/over 80M monthly views on TikTok & Instagram.

(3) Highly targeted whitespace to target massive success; 1st-protein; 2nd-BARS; then, 3 more disruptors

(4) Vested influencer network driving GLO's marketing funnel--100M+ combined followers

(5) Clean formula: no artificials, seed oils, or GMOs—glyphosate-free & sweetened w/ allulose.

(6) Bars contain myoinositol— tastes great, helps stop carbs turning to fat, while curbing hunger!

Featured Investors

 **Five Two Five Ventures** in [Follow]  Invested $10,000

Five Two Five invests globally in technology startups that use data, AI, and machine learning to support the movement of people, goods, and money. Our mission is to remove the biases of proximity within the startup ecosystem through increasing global access to capital, coaching, and community.

Jason Scott, Founding Partner, 525 Ventures

"I'm thrilled to be investing in GLO, founded by the powerhouse duo Gabbi Tuft and Rick Bassman, whose founder-market fit is nothing short of extraordinary. These two live and breathe health and wellness, and they've launched a product perfectly aligned with this pivotal moment when consumers are more intentional than ever about what fuels their bodies. With the combined expertise across health, CPG and distribution across the GLO team -- plus a waitlist of customers already glowing with anticipation -- GLO is perfectly poised to ride this upcoming inflection point within performance nutrition. I couldn't be more excited to watch this rocket ship take off—just hoping I can still get my hands on the product once the universe discovers how amazing it is. 🚀"

 **Jason Scott**
Syndicate Lead [Follow]  Invested $10,000

"I'm thrilled to be investing in GLO, founded by the powerhouse duo Gabbi Tuft and Rick Bassman, whose founder-market fit is nothing short of extraordinary. These two live and breathe health and wellness, and they've launched a product perfectly aligned with this pivotal moment when consumers are more intentional than ever about what fuels their bodies. With the combined expertise across health, CPG and distribution across the GLO team -- plus a waitlist of customers already glowing with anticipation -- GLO is perfectly poised to ride this upcoming inflection point within performance nutrition. I couldn't be more excited to watch this rocket ship take off—just hoping I can still get my hands on the product once the universe discovers how amazing it is. 🚀"

 Other investors include <u>Ben Stokes</u>

Our Team



Gabbi Tuft   Chairmain

Viral social media influencer with over 80M views monthly on TikTok & Instagram, Founder of GLO, Former WWE Superstar, Licensed Sports Nutritionist, Bachelors of Science Degree.



Rick Bassman   CEO

Emmy Award-winning producer, Former Walt Disney executive and William Morris agent, Founder/CEO of leading pro wrestling and MMA brands sold respectively to WWE and K-1

Resetting THE BAR for healthy!





Full portrait view video [here](#)!


PERKS
$250
One box of GLO Bars, personally autographed by Gabbi -or- One cannister of GLO Protein, personally autographed by Gabbi
$500
Invitation to participate in our LIVE closeout "Launching our GLO Bar": webinar, featuring GLO co-founder and Chairman Gabbi Tuft, John "Johnny TV" Morrison, Taya Valkyrie, and GLO co-founder and CEO Rick Bassman., -plus- One item from the $250 Perk
$1,000
You'll receive a bespoke video greeting from Gabbi, to YOU! (Think of it as "GLO goes Cameo." + all items from the $500 Perk + One item from the $250 Perk
$5,000
Access to participate in our quarterly GLO Influencer/Friends/Investor ("IFI") call, featuring Gabbi, Rick & our pro wrestling and MMA fighter IFIs, + all items from the $1000 Perk, + all items from the $500 Perk, + one item from the $250 Perk
$10,000
A day at Disneyland, with a small GLO VIP group, hosted by Gabbi in April 2026. Includes first class airfare, hotel and dinner, + ALL previous items.
OR
$10,000
Lunch w/Gabbi and one of our fellow GLO investors/pro wrestling/MMA stars, in Austin. During your visit to Austin, you'll co-star in one of Gabbi's (often) viral TikTok posts, with Gabbi and her daughter Mia, + all previous Perks (apart from Disney trip)

Just over two years ago I did my first food product review on social media, exposing the shockingly toxic ingredients in a popular protein bar - and the video went viral.


The Problem



Companies market foods as "healthy"
We see protein snacks, non-GMO, keto-certied, and more.
We THINK foods are healthy
Moms, dads, families BELIEVE the products are healthy
But they're killing us slowly
Food additives are major contributors to obesity, diabetes, and other major health issues
60% of foods have additives





Since then, and as a Licensed Sports Nutritionist, I've been consistently reviewing food products for my fans and followers, garnering approximately 80M views every month between TikTok and Instagram alone.



The Story
2.9M Followers
80M+ Monthly Views
1
Gabbi reviews food products
She discloses all harmful ingredients to viewers and gives each product a pass or fail.
2
Gabbi builds trust
She doesn't accept sponsorships or brand deals to ensure reviews are viewed as neutral
3
Demand for foods
Viewers are now requesting a food line saying, "We trust you, if you create a food, we'll buy it."

Gabbi's TikTok Views



TikTok Studio
Overview
Content
Viewers
Followers
Last 28 days
Download data
+ Upload
Home
Posts
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Comments
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Unlimited Sounds
Feedback
Video views 64M
Profile views 1.8M
Likes 6.2M
Comments 25K
Shares 94K
Traffic source
For You 75.4%
Personal profile 12.7%
Search 9.9%
Following 2%
Search queries
Each search query has low traffic at the moment. Information will be available once at least 1 query has enough traffic.

Sound
0%

Gabbi's Instagram Views:


Instagram
Home
Search
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Reels
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Account insights
Views
23,803,553
Views
Followers 42.4%
Non-followers 57.6%
Accounts reached 4,008,556
By content type
All
Followers
Non-followers
Reels 73.9%
Stories 16.2%
Posts 9.6%
Live 0.2%
Videos 0.0%
Followers
Non-followers

Thousands of my followers began saying, "Gabbi, if you just make a product, we'll buy it. We trust you." That was the moment GLO was born. We had the brand, we just needed to create a product that met my standards.


The solution:
GLO
GUIDED LIFESTYLE OPTIMIZATION
Enough of the lies
People want truth
They want transparency
And that's what GLO will give them
1st to use this ingredient combo
GLO uses a specific supplement combo to reduce blood sugar spikes in doses backed by multiple published medical studies.
TRUE low carb foods
The FDA doesn't use net carbs, so why should we?
GLO focuses on TOTAL carbs with low carb-friendly foods.
5 TRUE disruptors
Highly targeted whitespace with truly unique ingredients
TRUE transparency
NO additives
NO synthetics
NO B.S.

We're preparing for our first major public launch, with our GLO Bar! The GLO Bar will be our first bar to use an ingredient called myoinositol. It helps to regulate blood sugar, which helps prevent the carbs and sugars you eat from being turned into body fat!



GLO Bars

The FIRST protein bar to ever be fortified with pure Myo-Inositol & Allulose

Myo-Inositol (Vitamin B8) has been proven to be as effective as Metformin in reducing blood sugar, insulin resistance, and fasted insulin levels.

Sweetened with allulose to secrete GLP-1

High protein Meets 10X rule

Keeps blood sugar low

No artificial sweeteners or synthetics

We're also using a natural sweetener called Allulose, which causes the body to naturally secrete GLP-1. This reduces hunger cravings and can actually lead to body fat loss!

Once I knew what I wanted in the bar, the next step was to create the dream team. I recruited a team of industry experts that include the formulators behind Magic Spoon, Kind Bar, and Stars & Honey; along with a former senior Disney executive; and one of the food & beverage industry's top VP of sales.



Gabbi Tuft
CHAIRMAN
Former WWE Superstar, Viral Influencer, Licensed Sports Nutritionist

Rick Bassman
CEO
Serial entrepreneur, former Disney executive, WWE acquisition

Josh Soloway
ATTORNEY
Serial entrepreneur, attorney, and investment banker with decades of experience

Our Team

Mark Haas
ADVISORY BOARD
CEO, THE HELMSMAN GROUP
Formulation: Magic Spoon, Olivia-O's, Kind Bar, Kellogs, and more.

Matt Talbot
CFO
Serial technology entrepreneur: PepsiCO, Under Armour, Danon, Justin's Nut Butter, & more.

Mae Butterfield
VP SALES
Proven expert in building and managing branded business at virtually all major national retail accounts.

Our Team

Major brands that have been formulated by our expert team


1 Production
Final Formulation & Bar Production:
The Helmsman group
Formulated:
Magic Spoon: $85M Series B
Stars and Honey: $25M in revenue Y1
GLO Launch:
60k bars
3 flavors
MAGIC SPOON
GRAIN-FREE CEREAL
0g SUGAR
5g NET CARBS
13g PROTEIN
Cookies and Cream
NET WT 7 OZ (198g)


2022 Seed Round
$250K
Current Revenue
$25M
Formulator & Logistics
Helmsman Group
CACAO SALT CARAMEL PEANUT
2 Launch

Next, the GLO team then found "the whitespace." This is the niche spot in the protein bar industry where we believe ***NO ONE ELSE*** currently has a protein bar.

Targeted White Space


Loaded with Seed Oils and Soy
High in Sugar
No artificial sugars
No seed oils
GLO
FIRST bar to use Myoinositol
High protein
All natural
NO SEED OILS
NO SOY
NO ARTIFICIAL SWEETENERS
NO PRESERVATIVES

The incredible part, is that this niche protein bar industry has a massive market space with a SOM of $76M...and this is specifically in the "healthier-for-you" space!


Market Size
TAM
$59 Billion
Total Available Market (TAM)
(All products)
SAM
$11 Billion
Combined Serviceable Available Market (SAM)
SOM
$76 Million
Combined Serviceable Obtainable Market (SOM)

Our goal is to raise $618,000 and bring the world 60,000 GLO Bars!


Our Goal
$618,000
Marketing Agency
$45,000.00
$0.07
Social Media Marketing Ad Spend
$39,178.00
$0.06
Social Media Marketing
$22,500.00
$0.04
Website
$14,000.00
$0.02
Video production
$7,500.00
$0.01

We believe GLO is poised to be THE BIGGEST disruptor in the food industry, starting with the GLO BAR!

All we need is someone like you to believe in us.

Together, we can redefine the standard for the food us and our children will eat.

Live long and eat well!

-Gabbi Tuft

Co-Founder and Chairman